UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MARCHEX, INC.
(Name of Issuer)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
56624R 10 8
(CUSIP Number)
Nicolas J. Hanauer
c/o Marchex, Inc.
413 Pine Street, Suite 500
Seattle, Washington 98101
(206) 331-3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56624R 10 8

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Nicolas J. Hanauer

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4.	Source of Funds (see instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		1,806,050(1)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

1,800,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,806,050(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

6.33%(2)

14.	Type of Reporting Person (See Instructions)

IN
(1) The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.
(2) Percentage calculation based on total number of the Issuer’s outstanding shares of Class B Common Stock as of June 2, 2008.

Item 1. Security and Issuer.
     This statement relates to shares of Class B Common Stock, $0.01 par value per share, of Marchex, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 413 Pine Street, Suite 500, Seattle, Washington 98101.
Item 2. Identity and Background.
a.	The Reporting Person filing this statement is Nicolas J. Hanauer.

b.	The business address of the Reporting Person is: c/o Second Avenue Partners, 1000 Second Avenue, Suite 1200, Seattle, WA 98104.

c.	The Reporting Person is a partner at Second Avenue Partners (located at 1000 Second Avenue, Suite 1200, Seattle, WA 98104), which is a Seattle-based venture capital firm.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Between November 13, 2007 and June 2, 2008, the Reporting Person purchased an aggregate of 1,800,600 shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Unrestricted Shares”), in open market transactions for an aggregate of $20,135,002.39, using personal funds.
     No funds were used in connection with the receipt by the Reporting Person of a grant by the Issuer of 5,450 shares of Class B Common Stock (the “Restricted Shares” and, together with the “Unrestricted Shares, the “Shares”), the terms of which grant are described in Item 6 below.
Item 4. Purpose of the Transaction.
     The Reporting Person acquired the Shares (described in Item 3 above) for investment purposes. The Reporting Person joined the Issuer’s Board of Directors in October 2007. The Reporting Person currently serves as the Vice Chairman of the Board and the Chair of the

Compensation Committee of the Board and also as a member of the Nominating and Governance Committee of the Board.
     The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Additionally, the Reporting Person has adopted a 10b5-1 trading plan, which is described in Item 6 below. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.
     Except as set forth herein, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned	Percentage
Nicolas J. Hanauer	1,806,050 (1)	6.33% (2)

(1)	The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.

(2)	Percentage calculation based on total number of the Issuer’s outstanding shares of Class B Common Stock as of June 2, 2008.
(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, (iii) shared power to vote or direct the voting of the Shares or (iv) shared power to dispose or direct the disposition of the Shares:

		Sole Power of		Shared Power
Reporting Person	Sole Voting Power	Disposition	Shared Voting Power	of Disposition
Nicolas J. Hanauer	0	0	1,806,050(1)	1,800,600(1)

(1)	The Reporting Person owns these shares jointly with his spouse, Leslie Hanauer.
(c)	As of April 15, 2008, the Reporting Person held 1,496,000 shares of the Issuer’s Class B Common Stock. The following table sets forth information about the Reporting Person’s purchases of additional shares of Class B Common Stock in open market transactions since April 15, 2008:

			Number of Shares
			Beneficially Owned
Transaction	Number of Shares	Price Per Share	Following the
Date	Purchased	($)	Transaction
5/27/2008	23,982	$13.0000	1,519,982
5/27/2008	1,000	$12.9900	1,520,982
5/27/2008	1,100	$12.9800	1,522,082
5/27/2008	4,816	$12.9700	1,526,898
5/27/2008	400	$12.9600	1,527,298
5/27/2008	19,200	$12.9500	1,546,498
5/27/2008	500	$12.9400	1,546,998
5/27/2008	600	$12.9200	1,547,598
5/27/2008	400	$12.9150	1,547,998
5/27/2008	100	$12.9125	1,548,098
5/27/2008	10,000	$12.9000	1,558,098

			Number of Shares
			Beneficially Owned
Transaction	Number of Shares	Price Per Share	Following the
Date	Purchased	($)	Transaction
5/27/2008	100	$12.8950	1,558,198
5/27/2008	2	$12.8900	1,558,200
5/27/2008	2,500	$12.8700	1,560,700
5/27/2008	5,000	$12.8500	1,565,700
5/27/2008	900	$12.8300	1,566,600
5/27/2008	100	$12.8275	1,566,700
5/27/2008	200	$12.8250	1,566,900
5/27/2008	1,000	$12.8200	1,567,900
5/27/2008	100	$12.8175	1,568,000
5/27/2008	400	$12.8100	1,568,400
5/27/2008	3,800	$12.8000	1,572,200
5/27/2008	5,000	$12.7900	1,577,200
5/27/2008	1,000	$12.7500	1,578,200
5/28/2008	82,200	$12.8600	1,660,400
5/29/2008	82,200	$12.9350	1,742,600
5/30/2008	18,000	$12,9821	1,760,600
6/2/2008	40,000	$12.9274	1,800,600
Additionally, on May 9, 2008, the Issuer granted 5,450 shares of Class B Common Stock to the Reporting Person, subject to certain restrictions, as described below in Item 6. No funds were used in connection with the receipt by the Reporting Person of this grant of shares.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On October 29, 2007, in connection with the Reporting Person’s appointment to the Issuer’s Board of Directors as Vice Chairman, the Issuer granted the Reporting Person a non-qualified stock option pursuant to the Issuer’s 2003 Amended and Restated Stock Incentive Plan (the “2003 Plan”) to purchase 300,000 shares of the Issuer’s Class B Common Stock. This option has an exercise price of $11.02 per share and a four-year vesting period, pursuant to which 25% will vest on October 29, 2008 and thereafter, one-twelfth of the remainder will vest in equal increments quarterly thereafter over the following three-year period. The vesting of this option would be accelerated in full upon a change in control. This option expires on October 29, 2017.
     On March 3, 2008, the Reporting Person and his spouse adopted a written trading plan with Piper Jaffray & Co. to purchase shares of the Issuer’s outstanding Class B Common Stock pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Rule 10b5-1 trading plan provides for purchases of specified share amounts at specific market prices, subject to certain limitations and ends on the earlier of purchase of the specified aggregate share amount or July 1, 2008. The Rule 10b5-1 trading plan requires that such purchases be disclosed publicly through appropriate filings with the Securities and Exchange Commission. The Rule 10b5-1 trading plan was adopted in accordance with the Issuer’s Code of Conduct for all officers, directors and employees. Rule 10b5-1 permits the implementation of written, prearranged stock trading plans by insiders when the insiders are not in possession of material non-public information.
     On May 9, 2008, the Issuer granted 5,450 shares of the Issuer’s Class B Common Stock to the Reporting Person, pursuant to the 2003 Plan and subject to restrictions contained in a Restricted Stock Agreement between the Reporting Person and the Issuer dated May 9, 2008. The Reporting Person’s grant has a one-year vesting period, pursuant to which 100% will vest on May 9, 2009 assuming continued service on the Issuer’s Board of Directors for such period. The vesting of this grant would be accelerated in full upon a change in control. Prior to the vesting of this grant, the Reporting Person is restricted from directly or indirectly selling or otherwise disposing of the Restricted Shares. The Reporting Person has the right to vote the Restricted Shares and receive dividends payable with respect to such shares. The Issuer will have the right to reacquire the Restricted Shares from the Reporting Person in the event that the Reporting Person ceases to be a member of the Issuer’s Board of Directors during the vesting period.
Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Form of Restricted Stock Agreement (filed with the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2006 and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2008	/s/ Nicolas J. Hanauer
Nicolas J. Hanauer